UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Locking Line Barriers Corporation

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Colorado

    Date of organization
    October 10, 2015

Physical address of issuer
4155 E. Jewell Ave. , Suite 610, Denver, CO 80222

Website of issuer
www.WaterBlocks.NET

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$39,068.80	$43,378.96
Cash & Cash Equivalents	$7,742.80	$11,052.96
Accounts Receivable	$17,326.00	$17,326.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$134,546.73	-$305,235.33


November 17, 2022

FORM C-AR

Locking Line Barriers Corporation




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Locking Line Barriers Corporation , a Colorado Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.WaterBlocks.NET no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is **November 17, 2022**.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Locking Line Barriers Corporation (the "Company") is a Colorado Corporation, formed on October 10, 2015. The Company was formerly known as Locking Line Barriers Corporation. The Company is currently also conducting business under the name of Waterblocks™.

The Company is located at 4155 E. Jewell Ave. , Suite 610, Denver, CO 80222.

The Company's website is www.WaterBlocks.NET.

The information available on or through our website is not a part of this Form C-AR.

The Business

Locking Line Barriers Corporation (LLB) is a Colorado Corporation formed October 10, 2015 for the purpose of accepting a twenty (20) year exclusive license (the License) and related rights to globally exploit, market, sub-license and distribute the product(s) now known as the trademarked name "WaterBlocks", their accouterments and related services as developed. The License was issued to LLB by Great American Holdings, Inc. a Colorado Corporation, created in March 2009, for the purpose of holding and providing a safe harbor for the ownership and related rights to the intellectual property created by its shareholders. Our steel reinforced polyethylene products Link and Lock together utilizing vinyl seals to create a plastic wall of protection while preventing liquid penetration at the joints to provide a dry side of protection and re-direction of drainage fluids and flood waters. The initial "Flood Control Design" has been modified numerous times during the past three years to accommodate improvements and new innovations to expand the versatility and usage applications of the products and thereby expand the potential market for the product. The most notable design changes include: Specialized 2-way doors: To permit barrier filling water to be added both by mechanical means and by the rising flood waters automatically. This design permits the barrier to be emptied quickly and provide access to utilize mechanical lifting of the barriers. The inclusion: Of an opening in the center of the male joint to accept the insertion of a standard steel fence pole in the joint. The water filled barriers provide a suitable foundation to permit the addition of multiple types of fencing (walls) of suitable height, added as needed. Double Stacking Capability: Design changes permit (1) cube of (2) barriers to lock a third barrier on top of the cube and thereby increase the height of the stack to 8 Feet, final dimensions for such a stack would be 4' L x 4' W x 8' H. When water filled: the stack would increase the stack weight from approximately 150 lbs. empty to 5,250 lbs. Permanent Markings: Permanently molded into the plastic for the life of the product with custom colors on the barriers on the Billboard Style front area which allows for custom artwork, logos and notifications to be emblazoned permanently into the product. New Polyethylene Resins: Guaranteed to extend product life to a minimum of 18 to 20 years. Block Wall Unitization: We have designed, developed and filed for patent protection as to the means and methodology to unitize and lock together a double stacked wall of Locking Line Barriers in such a fashion as to be able to stop a rubber tired vehicle, such as a semi-trailer truck with a 40,000 lb. load of cargo, traveling at 50mph dead in its tracks. We estimate no more than about 20' of wall movement resulting from such an impact as the wall collapses around the vehicle, minimizing any exploding shrapnel as it is absorbed by the water in the barriers. The Block Wall Logic: To block a standard 29' wide street, unitizing a 28' long wall of double stacked barriers 8' tall and 4' of width, unitized as a single blockade. Creating a wall of water providing an impact force barricade of approximately 36,000 lbs. of dead weight stopping power. Each of the 21 separate blocks have an impact resistance of approximately 5,000 lbs. or 100,000 lbs. combined. We believe the impact force required to penetrate the wall of water would result in the complete destruction of any known rubber-tired vehicle in existence today.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining

personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Scott Saxman, Will Hunziker , Ambassador Sam Zakhem, Steve Tannenbaum, and Joe Daniluk who are Product Development and Global Expansion Director, Director Patent and Licensing , Director Government Relations , Director Finance , and CEO and Director of the Company. The Company has or intends to enter into employment agreements with Scott Saxman, Will Hunziker , Ambassador Sam Zakhem, Steve Tannenbaum, and Joe Daniluk although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Scott Saxman, Will Hunziker , Ambassador Sam Zakhem, Steve Tannenbaum, and Joe Daniluk or any

member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results,

including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost

substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of our customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, polyethylene resins, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as government, energy, mining, petroleum, construction, and disaster mitigation where the impact of product liability risk is high. In the event our products actually or allegedly

fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change

production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Competitive Risks
Once the product is in use, we anticipate many 'copycats' may try to redesign the basic concepts and attempt to compete with this product. Patent infringement and development costs may deter such attempts. LLB believes, once the Barrier Sharing Network is operational, this network service will negatively impact the 'copycat profitability equation', as an investment in a costly competitive product that is readily available through the Network at minimal cost may thwart copycats.

Marketing and Sales Risks
There has been no similar product or related advertising scheme on the market in the US prior to 2016. Consequently, there is no data upon which to formulate metrics for company valuations, marketing, sales and profitability, analysis or other common types of investment due diligence. All projections and forward-looking statements contained herein are simply estimates the company believes to be reasonable. Standalone sales of the product, without advertising, will take place primarily with government agencies, where ownership and control of the product is more important than the cost factor. This may also be true for some large corporations. We anticipate less than 40% of our revenue will come from this source of sales during the first three years of operations, due to the lag time normally encountered with such organizations to execute such a purchase. Our target market is other municipalities, agencies and other business enterprises which have an interest in a cost sharing methodology for the acquisition of disaster support equipment. We will be relying on need versus cost for the successful marketing of our

Products and Network memberships. Membership fees and nominal equipment rental charges are anticipated to provide only an estimated 10-15% of our revenue during our first three years of operations. All sales of the WaterBlocks product line must, contractually, come through LLB. We anticipate the bulk of our sales and revenues to be generated from our marketing efforts and the marketing efforts of our affiliates and future distributors. This would include the sale of "Barrier Sharing Network Revenue Sharing Agreements" by and through LLB and its affiliates. There having been no such sales or efforts to sell revenue sharing agreements to date, LLB is

unable to provide any reliable forecast or expectation regarding the viability of such sales. Advertising Sales to sponsors and donors is estimated to generate 10-15% of the company's revenue. It is possible the company could completely fail in this marketing endeavor. The company has no previous experience in selling or marketing advertising. There are no competitive similarities to this advertising medium, or any other known facts to formulate standard advertising industry sales metrics as to impressions or cost per impression. Such advertising sales will remain conceptual, for the most part, until such time as the barriers are shown working and controlling floodwaters on national news. The only factor making such sales conceivable is the low advertising cost/rate when amortized over the life of the product and the advertisement thereon.

Ordinary, normal and common startup company Risks.
This company is a Start Up. It is a high risk venture, an unknown undertaking, that will be subject to all the risks experienced by any new startup company. There are no known management personnel available with previous experience in this specific endeavor. There are no known competitors to provide related comparisons. The one and only known factor available to the Company is the "Demand for such a product and rental service", which is enormous. The challenge is the Company's ability to bring the product and service to market successfully.

The company depends on one primary product line and related services to start.
Others will be developed and added as the opportunities to do so permit. The company's primary product is the WaterBlocks Product Line. Although it is developing other products, the company's survival in the near term depends upon being able to sell or rent the WaterBlocks in sufficient quantities to make a profit.

The delivery of the Company's product line is dependent upon third-party manufacturers.
The company's primary product is manufactured by third parties. The Company, by Contract is required to purchase the product from the licensed exclusive Manufacturer and must rely on the manufacturer for the products and related warranties. Difficulties encountered by the manufacturer may result in the inability to deliver product or in a timely manner, the Company may be impacted.

If the company is unable to raise sufficient funding. It will not succeed.
There can be no assurance that the company will meet our projections, goals and/or objectives. There can be no assurance that there will be sufficient acceptance of product to succeed.

The company is controlled by its CEO LLB's CEO also controls the owner of the intellectual property rights, Great American Holdings, Inc., and Manufacturing Contractors, Inc., the exclusive manufacturer of the WaterBlocks product line.

Patent/ Intellectual Property License Risks:
Locking Line Barriers Corporation, LLB's, only intellectual property rights are those rights conveyed in the Global Distribution and Licensing Agreement. LLB has no other rights to or in the intellectual property related to the "WaterBlocks" project. LLB has a legal obligation under its license agreement to pay all related costs and expenses to develop, expand and protect the

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existing intellectual property rights in consideration of having the control of the expansion of the intellectual property rights and the exploitation thereof globally. The related Product License(s) we rely on for various underlying intellectual property rights in order to minimize competitive impact on the operation our business including pending patents, may not be sufficiently broad or otherwise may not result in a significant competitive advantage. In addition, the steps that we are required to take to maintain and protect the intellectual property rights may not prevent our rights from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect the intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting the intellectual property rights will become increasingly important. The protective steps we have taken may be inadequate to deter competitors from using the proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuit(s). Further, these third parties may assert claims against us with or without provocation. Such lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. Patent, processes, maintenance and infringement enforcement costs could be significant as the product is expanded to other countries. Many of the patent pending accouterments claimed could be rejected by the examiners, which won't be known for some time.

General Start Up Business Risks
Locking Line Barriers Corporation, LLB, is a Startup, it has no transactional history. It only possess a License to develop and market a new idea, which has no comparable to rely upon for data or guidance on how to proceed. Certain other RISKS may exist and remain unknown or unforeseen and thereby not specified in this offering. Therefore, there are no guarantees of any kind that the business can succeed and prosper. The Company and its Team can only put forth its Best Efforts to proceed in accordance with this offering and representations.

After a year of existence in a 'post pandemic' global economy and ongoing governmental intervention, we believe forecasting events and results 12 months into the future or longer, have no credible basis for consideration; as to performance plans, and/or all inclusive potential risks.
We will continue moving forward with every effort to minimize any and all risks and adjust our operations to accommodate global changes to the best of our ability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Locking Line Barriers Corporation (LLB) is a Colorado Corporation formed October 10, 2015 for the purpose of accepting a twenty (20) year exclusive license (the License) and related rights to globally exploit, market, sub-license and distribute the product(s) now known as the trademarked name "WaterBlocks", their accouterments and related services as developed. The License was issued to LLB by Great American Holdings, Inc. a Colorado Corporation, created in March 2009, for the purpose of holding and providing a safe harbor for the ownership and related rights to the intellectual property created by its shareholders. Our steel reinforced polyethylene products Link and Lock together utilizing vinyl seals to create a plastic wall of protection while preventing liquid penetration at the joints to provide a dry side of protection and re-direction of drainage fluids and flood waters. The initial "Flood Control Design" has been modified numerous times during the past three years to accommodate improvements and new innovations to expand the versatility and usage applications of the products and thereby expand the potential market for the product. The most notable design changes include: Specialized 2-way doors: To permit barrier filling water to be added both by mechanical means and by the rising flood waters automatically. This design permits the barrier to be emptied quickly and provide access to utilize mechanical lifting of the barriers. The inclusion: Of an opening in the center of the male joint to accept the insertion of a standard steel fence pole in the joint. The water filled barriers provide a suitable foundation to permit the addition of multiple types of fencing (walls) of suitable height, added as needed. Double Stacking Capability: Design changes permit (1) cube of (2) barriers to lock a third barrier on top of the cube and thereby increase the height of the stack to 8 Feet, final dimensions for such a stack would be 4' L x 4' W x 8' H. When water filled: the stack would increase the stack weight from approximately 150 lbs. empty to 5,250 lbs. Permanent Markings: Permanently molded into the plastic for the life of the product with custom colors on the barriers on the Billboard Style front area which allows for custom artwork, logos and notifications to be emblazoned permanently into the product. New Polyethylene Resins: Guaranteed to extend product life to a minimum of 18 to 20 years. Block Wall Unitization: We have designed, developed and filed for patent protection as to the means and methodology to unitize and lock together a double stacked wall of Locking Line Barriers in such a fashion as to be able to stop a rubber-tired vehicle, such as a semi-trailer truck with a 40,000 lb. load of cargo, traveling at 50mph dead in its tracks. We estimate no more than about 20' of wall movement resulting from such an impact as the wall collapses around the vehicle, minimizing any exploding shrapnel as it is absorbed by the water in the barriers. The Block Wall Logic: To block a standard 29' wide street, unitizing a 28' long wall of double stacked barriers 8' tall and 4' of width, unitized as a single blockade. Creating a wall of water providing an impact force barricade of approximately 36,000 lbs. of dead weight stopping power. Each of the 21 separate blocks have an impact resistance of approximately 5,000 lbs. or 100,000 lbs. combined.

We believe the impact force required to penetrate the wall of water would result in the complete destruction of any known rubber-tired vehicle in existence today.

Business Plan

Our plan is to continue raising capital to fund our operations and implementation of our business plan dated Dec. 29, 2017 as filed with the SEC form C.

History of the Business

The Company Split the Common Shares, both Class A and B on a 0.5% for each (1) Issued and Outstanding share as of December 31, 2021.

The Company's Products and/or Services

Product / Service	Description	Current Market
Flood Barrier Distribution	Sales & Rentals	Municipalities, Government, Major Corporations

Today our product line has evolved from just a flood control system to a multi-use product line with the versatility and unique features capable of providing solutions in multiple markets. Tomorrow we will build a Barrier Sharing Network (BSN), a web-based cost sharing system for organizations to go online and RENT the barriers by ordering the Barriers needed in real time, for delivery on our mobile warehouses (53' Truck Trailers). This system makes the barriers AFFORDABLE to every organization.

LLB initial sales efforts are focused on six key target markets: 1. Product Sales to government agencies and municipalities 2. Product Sales to major corporations in the Construction and Petroleum industries, Government agencies, municipalities, and major corporations - informing and educating the largest group of ultimate users about the product and determining their potential needs and enrolling them as members in BSN. This segment includes building a BSN Labeled truck trailer with a full load of barriers, to take to trade shows and other related events around the country. Eventually, we intend to obtain a GSA Contract, permitting Procurement Officers throughout the Federal Government, including FEMA to readily purchase the product line on a pre-established price list without a bidding process requirement. 3. Distributorship Development and Expansion domestically and globally. We have received one licensing inquiry from Mexico, some interest from Holland and anticipate formulating a worldwide licensing program upon completion of the utility patent process. 4. Sponsorship sales to major Corporate Social Responsibility (CSR) departments for BSN inventory Directed at CSR (Corporate Social Responsibility) departments of the Fortune 2000 companies. This product provides for a high impact long-term return on the message/advertisement chosen, be that either the corporate identity i.e., "Verizon" and/or a specific product i.e., "This Bud's For You! 5. Crowdfunding Revenue Sharing Agreement Investments m BSN inventory expansion. 6. Revenue Sharing Agreement Investment Sales and Grants from Charitable 501c3 organizations for BSN inventory expansion based on the following: Foundations - 501c3 organizations - sponsorship grants to provide our product to those in need while providing the organization with recognition of their contributions to help protect lives and property. We recently entered into an agreement with a related, newly formed 501c3 charitable organization, the Disaster Support Foundation (DSF), for

grants and donations to acquire and provide our Barriers for the Barrier Sharing Network. This arrangement provides Sponsors with the opportunity to utilize the charitable tax advantages versus advertising expense deductions when participating in the Barrier Sharing Network. There is over $1 Trillion held by over 80,000 "501-c3's" looking for Social Impact investments in the US. DSF intends to offer these organizations investment opportunities through a 'Revenue Sharing Agreement' to participate in BSN.

Competition

The Company's primary competitors are Sand Bags, Jersey Barriers, Anything Handy, Fluvials.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation. Our high density polyethylene product lines are made of similar polyethylene material and manufacturing processes to other heavy use waterproof products like kayaks.

Supply Chain and Customer Base

Manufacturing Contractors Inc. is the manufacturer of the products we will sell and distribute.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Manufacturing Contractors, Inc.	Finished Product	100.0%

Our target market is other municipalities, agencies and other business enterprises which have an interest in a cost sharing methodology for the acquisition of disaster support equipment. We will be relying on need versus cost for the successful marketing of our products.

Intellectual Property

The Company is dependent on the following intellectual property:

All the Intellectual Property including Waterblocks trademark is owned and licensed to WaterBlocks by Great America Holdings, Inc.

Governmental/Regulatory Approval and Compliance

Not Applicable

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4155 E. Jewell Ave. , Suite 610, Denver, CO 80222

The Company has the following additional addresses:

The Company conducts business in Throughout North America.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joe Daniluk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Treasurer and Secretary from inception to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

A Denver native, Joseph is a service-disabled combat veteran, married with two children. Joe's favorite pastimes include skiing, flying and financial market analysis. He brings more than 30 years of business development experience for directing and managing new project development with an emphasis in finance, automation, and marketing. He is also a licensed Colorado Real Estate Broker and Private Pilot. He has an extensive computer background with training in the US Navy Tactical Data Systems military computer systems and later migrating to PC's, designing and building computers, LAN's, Enterprise systems and WEB hosting networks. During the savings and loan crisis, he was the Assistant Specialist in Charge (ASIC) of the

Denver FDIC office managing 330 employees and managing and liquidating $2.5 billion of assets recovered from closed banks and S&L's. From 1999-2014 Joseph managed SuperLoads, Inc. as CEO, a specialized freight company, moving the big, the bad and the ugly freight (150,000 to 1,000,000 lbs.) throughout North America. He obtained the only authority issued by Lloyd's of London to insure spot rail freight, which gave him a $5 million underwriting authority. Clients included moves for NASA, SpaceX, GM, Ford Berkshire Hathaway, CH Robinson, CAT, Hyundai Heavy Industries, Fairbanks Power and Light, Pennsylvania Power and Light, Siemens and many others. Since 2006, he has been CEO of, Manufacturing Contractors, Inc., a plastic manufacturing operation providing Nuclear Waste liners for the Department of Energy and other plastic products to the USDA. LLB's product line is manufactured in the same manner and process as Manufacturing Contractors' Nuclear Waste Liners. Mr. Daniluk, is presently and for at least the past three years, the owner and operator (Director and CEO) of the following businesses: CEO and Director of Locking Line Barriers. Approximately spends 30 hours weekly and is his Primary job. 2015 to present. CEO and Director of Great American Holdings, Inc. (Asset Holding and Management) 2015 to present. CEO and Director of Strategic Solutions Team, Inc. (General Business Consulting) 2015 to present. CEO and Director of Manufacturing Contractors, Inc. (Plastic and Steel manufacturer) 2015 to present. Executive Director of Disaster Support Foundation (Charitable Organization) 2015 to present.

Education

A graduate of the University of Denver with a dual degree in Finance and Real Estate and a minor in Mass Communications and TV Production.

Name

Scott Saxman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Product Development and Global Expansion Director, 10/12/2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Scott is currently the Corporate Business Development Director and former Senior Vice President of Sales & Marketing at Mold In Graphic Systems, where he's spent 25 years providing products and services to the worldwide rotational molding industry. Previously, he served for six years as Director of Marketing & Sales at Flexible Flyer Toys focused on the ongoing development of new lines of plastic toys. Prior to that he served as Marketing & Product Development Manager at Hedstrom Plastics Corporation, a leading rotational molding plastic manufacturer. From: 2015 To: Present Is a Business Development Director of Mold In Graphic Systems (Graphic Provider for Plastics)

Education

Educated at Indiana University with a Bachelor's in Business and Economics, his extensive international and domestic business and product development skills as well as his 37+ years of broad experience in the field of rotational plastic molding and manufacturing have been invaluable to LLB.

Name

Will Hunziker

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director Patent and Licensing, 10/12/2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Will is a registered practicing patent attorney in Denver and Boulder, specializing in patent, trade secret, trademark, copyright searching, licensing, registration, prosecution, and litigation. As LLB's primary patent counsel, he will manage outside law firms retained to pursue the protection of the company's intellectual property and licenses. Will is active in several organizations as a member of the Federal District of Colorad, and Boulder Bar Associations, Better Business Bureau, Boulder Chamber of Commerce, Boulder/ Front Range Mensa, and various business and technology Meetup Groups. From: 2015 To: Present Is an Officer and Director of Hunziker Legal Services, PLLC (Attorney at Law)

Education

Graduating from University of Colorado with a Bachelor's Degree in Molecular, Cellular & Developmental Biology that included studies in genetic engineering, chemistry, biology, physics, and mathematics, Will also received a Bachelor's Degrees in both English and Philosophy: Law and Society. Will earned his Juris Doctor from Seattle University School of Law.

Name

Ambassador Sam Zakhem

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director Government Relations, 10/12/2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sam was appointed US Ambassador to Bahrain by President Ronald Regan to serve the Middle East in 1986 and served with distinction during very volatile times. Sam also served his country

as a White House Advisor, a member of the US Small Business Administration, and Chaplain in the US Navy. Sam has also been involved in the legislature of his home State, Colorado as a State Senator, and two term State Representative. In business, Sam has held various positions including CEO and Vice President of companies including Ford Motor Co., Denver University, The Heritage Foundation and others. Fluent in multiple languages, Sam has numerous degrees from various Universities both here and abroad, has served on their advisory boards as well as taught from time to time. Senator Jesse Helms heralded Ambassador Zakhem as follows: "You have the courage of your convictions and the moral and spiritual principles to guide you in rendering distinguished service to our country. You stood up to America's enemies in your courageous service as U.S. Ambassador to Bahrain. Not once have you compromised your willingness to fight to preserve the freedoms of the American people." From: 2015 To: Present Is a Business Advisor & Public Speaker Self Employed (Consulting).

Education

Name

Steve Tannenbaum

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President of Tannenbaum Consulting LLC, Steve has a diverse background with over 30 years of experience in tax, auditing and accounting services. He has testified as an expert witness in Federal, District and County Courts as well as evaluated commercial enterprises and actively participated in negotiations relative to business acquisition and reorganization, restructuring, and dissolution. Steve brings to the table extensive history and experience working with businesses engaged in manufacturing, wholesale and retail sales, construction, mortgage banking, professional practices, and commercial and residential real estate

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Tannenbaum is the former President of Tannenbaum & Suber, P.C. and former tax partner at Deloitte & Touche. From: 2015 To: Present Is an Officer and Director of Tannenbaum & Company, P.C. (CPA Consulting and Tax Services)

Education

Steve received a B.S. in Accounting from the University of Colorado in 1975 and a B.A. in Psychology from the University of Colorado in 1973. He is a Certified Public Accountant in the State of Colorado and a member of both the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joe Daniluk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Treasurer and Secretary from inception to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

A Denver native, Joseph is a service disabled combat veteran, married with two children. Joe's favorite pastimes include skiing, flying and financial market analysis. He brings more than 30 years of business development experience for directing and managing new project development with an emphasis in finance, automation and marketing. He is also a licensed Colorado Real Estate Broker and Private Pilot. He has an extensive computer background with training in the US Navy Tactical Data Systems military computer systems and later migrating to PC's, designing and building computers, LAN's, Enterprise systems and WEB hosting networks. During the savings and loan crisis, he was the Assistant Specialist in Charge (ASIC) of the Denver FDIC office managing 330 employees and managing and liquidating $2.5 billion of assets recovered from closed banks and S&L's. From 1999-2014 Joseph managed SuperLoads, Inc. as CEO, a specialized freight company, moving the big, the bad and the ugly freight (150,000 to 1,000,000 lbs.) throughout North America. He obtained the only authority issued by Lloyd's of London to insure spot rail freight, which gave him a $5 million underwriting authority. Clients included moves for NASA, SpaceX, GM, Ford Berkshire Hathaway, CH Robinson, CAT, Hyundai Heavy Industries, Fairbanks Power and Light, Pennsylvania Power and Light, Siemens and many others. Since 2006, he has been CEO of, Manufacturing Contractors, Inc., a plastic manufacturing operation providing Nuclear Waste liners for the Department of Energy and other plastic products to the USDA. LLB's product line is manufactured in the same manner and process as Manufacturing Contractors' Nuclear Waste Liners. Mr. Daniluk, is presently and for at least the past three years, the owner and operator (Director and CEO) of the following businesses: CEO and Director of Locking Line Barriers. Approximately spends 30 hours weekly and is his Primary job. 2015 to present. CEO and Director of Great American Holdings, Inc. (Asset Holding and Management) 2015 to present. CEO and Director of Strategic Solutions Team, Inc. (General Business Consulting) 2015 to present. CEO and Director of Manufacturing Contractors, Inc. (Plastic and Steel manufacturer) 2015 to present. Executive Director of Disaster Support Foundation (Charitable Organization) 2015 to present.

Education

A graduate of the University of Denver with a dual degree in Finance and Real Estate and a minor in Mass Communications and TV Production.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in Colorado.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A - Voting Common Stock
Amount outstanding	9,500,000
Voting Rights	Voting Shares
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable

Type of security	Class B - Non-Voting Common Stock
Amount outstanding	3,500,000
Voting Rights	None
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable

Type of security	Preferred Stock Series 1 Shares Preferred Stock
Amount outstanding	2,200
Voting Rights	Only if and when converted to common stock at maturity
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	at maturity if converted to common stock a miniscule dilution, less than 0.02% will take place

The Company has the following debt outstanding:

Type of debt	Not Applicable
Name of creditor	Not Applicable
Amount outstanding	$0.00
Interest rate and payment schedule	0
Amortization schedule	0
Describe any collateral or security	Not Applicable
Maturity date	
Other material terms	Not Applicable

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	369,786	$668,772.00	As stated in the offering	May 22, 2018	Regulation CF
Preferred Stock	2,200	$22,000.00	addional paid in capital	December 31, 2018	Rule 506(c)

Ownership

A majority of the Company is owned by Joseph Daniluk and Great American Holdings, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Great American Holdings, Inc	49.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

The continued Covid – work from home effects on reaching Municipality / Government agency decision-makers remains a negative impediment to our forward progress but seems to be slowly improving. The Company is investing in the growth of the brand and inventory for sales and networking rental inventory resulting in net income losses as a result. The company has no operating history and has not yet generated any revenues and does not anticipate doing so until we have raised the funding necessary for the production of our products. Staffing will not occur until the company has sufficient capital to meet the costs. The Company was making good progress despite the pandemic impact, raising the necessary capital to continue forward, when our required platform "StartEngine" terminated our contract with them with 3 days notice and without reason. Which resulted in the loss of our momentem, advertising investments and required a complex and expensive transfer to another registered platform. The negative financial impact has been extensive, delayed our progress, and will require changes to our business plans, operations in 2022. The Company has elected to officially permanently close our current Crowd Funding Offering on or before 11/30/22. The Company is a Start-Up business with no assets, cash flow, or transactional history and is unable to establish conventional "commercial credit". Further, our liquidity will receive a positive impact by and through potential sales of the WaterBlocks product lines and related services, as well as the sale of Distributor Sub-License Agreements. WaterBlocks cannot guarantee success in the future, however, the robust momentum we built in the past is being carried forward into 2022.

The circumstances which shape WaterBlocks' past and current performance rely solely on the success of our crowdfunding, and other capital fundraising efforts. As a pre-revenue company pursuit of capital is critical to our success and remains our primary focus. We have a robust Capital Funding Plan and will likely seek to continue to raise capital in the form of equity, debt, and/or revenue-sharing agreements, or any other funding method available to the Company. As Capital becomes available to fund our business activities, which are ongoing with the intent to implement at the earliest opportunities including: As a result of our progress it became apparent that our Scope of Business had to be expanded to launch our barrier sharing network as 'Disaster Support Network', and shall no longer be solely focused on flood mitigation, but now shall include any and all; Natural, and Man-made Disasters, which is in progress, by creating a new corporate brand, and by adding new products and services, developing new partnerships and related contractual relationships. Continue our ongoing pursuit of a flood barrier pilot project(s). Continue our exploratory business development in 2022 and begin revenue generation opportunities by 2023, which we believe can be achieved as our efforts to date have proven fruitful.

Liquidity and Capital Resources

On [May 22, 2018] the Company conducted an offering pursuant to Regulation CF and raised $668,772.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We are committed to take whatever steps we determine to be in the best interest of the Company to position the Company to successfully raise the capital necessary to continue building the buseness.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Related party transactions: Since the Company's inception and through December 29, 2017, the Company has been held in operational abeyance pending this offering. By its incorporators, financial supporters, and related parties, including; Great American Holdings Inc., Manufacturing Contractors Inc., Strategic Solutions Team Inc., all of which are controlled by Joseph Daniluk, CEO of the Company, Locking Line Barriers Corporation, its controlling stockholder, along with approximately, two dozen other parties, now related parties, in order to develop and prepare the Company to become transactional and begin conducting business. Transactions by and between the Company and the related parties will be ongoing for the foreseeable future in support of the company and its ongoing business. The estimated cash value of the investment(s) realized to date "founders contributions" including, but not limited to; deferred compensation, credit facilities provided, services rendered, and other effective contributions for the entire "WaterBlocks Project" is estimated at $4 million, with an undefined portion thereof for the benefit of the Company. These "founders' contributions" benefiting the Company have been fully compensated for through the issuance of the Company capital stock. Thereby resulting in a debt-free Corporation, consisting of two Assets: a.) The Global Distribution License and b.) $100 cash to open the business checking account, with No Liabilities. Further, the intellectual property, related patents (see Risk Factors), of the WaterBlocks product line, is held by Great American Holdings, Inc., and divided into two

categories; manufacturing and marketing, distribution. The exclusive 20 year manufacturing license has been granted to Manufacturing Contractors, Inc. and the exclusive 20 year marketing and distribution license has been granted to the Company, Locking Line Barriers Corporation, both of which are related parties. At the end of December 2021, the Company declared a 1.50 to 1 share stock split for all Common stock shareholders with a proportional interest granted to Convertible Preferred shares. The company hired Colonial Stock Transfer Corporation as our stock transfer agent.

The Company has been provided additional financial support from our 'Private Credit Facility' (PCF) as fully described in our Offering Documentation, which may be resolved in cash repayment and/or equity, once the Company begins revenue generation. The Company has no formal legal requirements in these regards.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Joseph Daniluk
Relationship to the Company	CEO
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	Equity or repayment
Benefits or compensation received by Company	Coverage of Company insufficient capital shortfalls required to meet Company cash outflows to continue operations.
Description of the transaction	See the 'Private Credit Facility description and disclosure in the Reg CF Offering. No legal debt has occurred.

Distributions or Payments

Related Person/Entity	Strategic Solutions Team, Inc. / Joseph Daniluk
Relationship to the Company	CEO and Stockholder
Total amount of money involved	$253,958.00
Benefits or compensation received by related person	Repayment off Cash Advances and personal credit extensions and Payment for services rendered.
Benefits or compensation received by Company	Credit to cover pre-revenue operational costs and ongoing expense shortfalls.
Description of the transaction	Management Arrangement prior to commencement of operations as disclosed in our SEC Form C filing.

Intellectual Property

Related Person/Entity	Great American Holdings, Inc
Relationship to the Company	Stockholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	Licensing Fees
Benefits or compensation received by Company	Use of Trademark and exclusive Product(s) Licenses
Description of the transaction	License to use Waterblocks™ trademark and related product(s) licenses

Other Transactions

Related Person/Entity	Joseph Daniluk
Relationship to the Company	CEO and majority owner
Total amount of money involved	$0.00
Benefits or compensation received by related person	equity
Benefits or compensation received by Company	His ongoing management and leadership of the company
Description of the transaction	Only as described in the CF Offering

Future Transactions

Related Person/Entity	Joseph Daniluk, wholly owns Strategic Solutions Team, Inc.
Relationship to the Company	CEO and Stockholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	Compensation for services rendered.
Benefits or compensation received by Company	The management of daily operational business activities as required to implement operations.
Description of the transaction	Management Arrangement with Strategic Solutions Team, Inc. as fully disclosed in our SEC Form-C.

Current Interest in Property

Related Person/Entity	Joseph Daniluk
Relationship to the Company	CEO and Stockholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	0
Benefits or compensation received by Company	Coverage of its cost(s) to exist that exceed its current additional paid-in capital and pandemic financial effect. Also, once revenue generation begins, a salary, which has not been paid to date,
Description of the transaction	Arrangement, for free use of office related facilities and operational equipment as needed.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Joseph Daniluk
Relationship to the Company	CEO and Stockholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	Contracts to manage and manufacture Locking Line Barrier products. All of which is described in the CF offering in detail
Benefits or compensation received by Company	Leadership and management services and Products to sell and distribute.
Description of the transaction	Arrangement, with Manufacturing Contracting, Inc. and Strategic Solutions Team, Inc. both owned by Joseph Daniluk, as fully disclosed in our SEC Form-C.

Related Person/Entity	Joseph Daniluk
Relationship to the Company	CEO and Stockholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	Arrangement for free use of office related facilities and equipment/pre-operations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joe Daniluk
(Signature)

Joe Daniluk
(Name)

CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Joe Daniluk
(Signature)

Joe Daniluk
(Name)

CEO & Director
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

September 8, 2022

To the Members
Locking Line Barriers Corporation
Denver, Colorado

The accompanying statement of assets and liabilities of Locking Line Barriers Corporation (a C Corporation) as of December 31, 2021 and the related statement of revenue and expenses for the year ended December 31, 2021 has been compiled by us in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying financial statements, and accordingly do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures. If the omitted disclosures and statement of fund balances and the statement of cash flows were included in the financial statements, they might influence the user's conclusion about the Company's financial position, results of operations and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Tannenbaum & Company, P.C.

Locking Line Barriers Corporation
Balance Sheet

	Dec 31, 21	Dec 31, 20
ASSETS		
Current Assets		
Checking/Savings		
Colorado State Bank and Trust	7,590.42	2,265.35
Key Bank	152.38	8,787.61
Total Checking/Savings	7,742.80	11,052.96
Other Current Assets		
Offering Proceeds/Receivable	17,326.00	17,326.00
Prepaid Expenses	4,000.00	4,000.00
Total Other Current Assets	21,326.00	21,326.00
Total Current Assets	29,068.80	32,378.96
Other Assets		
Patents	10,000.00	10,000.00
Total Other Assets	10,000.00	10,000.00
TOTAL ASSETS	39,068.80	42,378.96
LIABILITIES & EQUITY		
Equity		
Additioinal Paid-In Capital	730,074.32	598,837.75
Contra-Equity Offering Cost	-76,273.00	-76,273.00
Preferred Stock	20,000.00	20,000.00
Retained Earnings	-500,185.79	-194,950.46
Net Income	-134,546.73	-305,235.33
Total Equity	39,068.80	42,378.96
TOTAL LIABILITIES & EQUITY	39,068.80	42,378.96

Locking Line Barriers Corporation
Profit & Loss

	Jan - Dec 21	Jan - Dec 20
Ordinary Income/Expense		
Expense		
Advertising and Promotion	0.00	0.00
Bank Service Charges	60.00	210.00
Dues & Subscriptions	0.00	2,000.00
Management Fees	127,000.00	299,000.00
Materials	0.00	3,000.00
Meals and Entertainment	59.64	0.00
Merchant Account Fees	1,632.87	1,025.33
Professional Fees	5,794.22	0.00
Total Expense	134,546.73	305,235.33
Net Ordinary Income	-134,546.73	-305,235.33
Net Income	-134,546.73	-305,235.33



Saving Lives, Communities, and Our Environment

Form C-AR 2021 Notice III

RE: The Final 2021 Annual Review Report

Current SEC rules and regulations, require the reporting company to disclose any and all material facts and events that may have an impact on the reporting company.

On or about April 30, 2021 the Company filed its 2020 Financial Statements and a Notice withholding the Financial Review to determine the impact of the "Breech of Agreement" by and between the Company and StartEngine Capital LLC, (specifically) suspending the acceptance of investor tender offers as of April 30, 2021, as described in the prior Form C-AR Notice. The Company has overcome the negative impact of these events and has continued forward.

The Company elected to continue its Title III CF Offering and change the designated "SEC approved Portal to TruCrowd". The results of this action did not meet expectations and the Company elected to permanently close and end the Offering in accordance with SEC regulations.

The Company has taken the time to fully evaluate these events and ascertained the impact these events and our conclusions are as follows; the actions described above negatively impacted our 2021 financial statements as reflected therein, requiring an in-depth examination of corporate affairs. The loss of additional paid-in capital cash flows have negatively impacted our progress and momentum, but has not prevented the continuation of conducting business. Consequently, management has determined that these events have interfered and slowed our progress, they are not sufficiently significant to be considered a major material event(s). The company is overcoming the challenges occurring by these events and is moving forward, as a result of the administrative and financial support it has received from its management company, Strategic Solutions Team.

The necessary actions having been undertaken and warranted an updated review of the 2021 financials and overall wellness of the company, which has now been completed and incorporated herein.

Certification

This is to certify, that the financial statements included herein have been reviewed and found to be a correct representation of the 2021 financial activities of the company as reported therein, and included with this filing.

BY:

Joseph Daniluk
CEO

DBA **Locking Line Barriers Corporation**

4155 E. Jewell Ave Suite 610 Denver Colorado 80222
303.360.7535 phone • 303.537.4480 fax
A Service Disabled Veteran Owned Business